

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Conover Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Conover Securities Corporation as of August 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Conover Securities as of August 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Conover Securities Corporation's management. Our responsibility is to express an opinion on Conover Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Conover Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company PA

Ohab and Company, PA

We have served as Conover Securities Corporation's auditor since 2018.

Maitland, Florida

December 17, 2021


Conover Securities Corporation
Statement of Financial Condition
August 31, 2021

Assets


Cash and cash equivalent	$	618,471
Deposit at clearing firm		15,343
Due from related party		27,485
Total assets	$	**661,299**


Liabilities and Stockholder's Equity


Liabilities

Account payable and accrued expenses	$	12,571
Accrued expenses – related party		16,213
Accrued taxes payable		60,894
Total liabilities		89,678

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 50,000 shares authorized,	
23,500 shares issued and outstanding.	308,000
Retained earnings	263,621
Total stockholder's equity	**571,621**
Total liabilities and stockholder's equity	$ **661,299**


The accompanying notes are an integral part of these financial statements.


NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Conover Securities Corporation (the "Company") was incorporated in the State of Washington on November 1, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services. The Company is authorized to be (1) a mutual fund retailer, (2) a municipal securities broker, (3) a broker or dealer selling variable life insurance, annuities, or alternative products such as REITs (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all time deposits held in banks with initial terms of maturity at three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash or cash equivalents.

Revenue Recognition
Brokerage commissions for executing transactions are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date because that is when the Company believes the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions received from the sale of direct mutual funds, variable annuities, other insurance products and alternative products are recognized at the time the associated service is fulfilled.

Revenue from Contracts with Customers - Significant Judgements
Revenue include commissions from the sale of mutual fund, insurance products and fees from the sale of alternative products. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Security Transaction

Commission income and related clearing expenses are recorded on a trade date basis. Revenue generated from sales of mutual funds and annuities are recorded when earned on a trade-date basis.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The accompanying notes are an integral part of these financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at August 31, 2021 was $15,343.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ 60,894	$ -	$ -	$ 60,894
State	-	-	-	-
Total income taxes expense (benefit)	$ 60,894	$ -	$ -	$ 60,894

NOTE 4: RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Company pays the Parent for use of its facilities and administrative personnel. Under this agreement, the Company recorded $6,000 for rent and utilities, $3,000 for administrative personnel of which $9,000 is due to the parent at August 31, 2021.

The Company will periodically pay for de minimis expenses on behalf of an affiliate. As of August 31, 2021, the Company also owed the affiliate for other direct expenses paid on behalf of the Company. The net balance of $16,213 is presented as Accrued Expenses–Related Party on the Statement of Financial Condition.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Commitments and Contingencies
In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by

The accompanying notes are an integral part of these financial statements.

NOTE 5: COMMITMENTS AND CONTINGENCIES (continued)

regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows.

The Company is not defendant in any lawsuits. The Company does not have any commitments or contingencies as of August 31, 2021.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at August 31, 2021 or during the year then ended.

NOTE 7: CONCENTRATION OF CREDIT RISK
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 8: SALE OF ASSETS
The Company sold its assets to HUB International for a recognized gain of $542,500 and is currently in the process of transferring all customer accounts and assets to HUB International. As part of the agreement any ongoing trails are forwarded to HUB International while the Company is in the process of ceasing operations.

NOTE 9: SUBSEQUENT EVENTS
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements through the date which the financial statements were available to be issued. It was determined that the Company has no events or transactions occurring that require disclosure.

The accompanying notes are an integral part of these financial statements.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2021, the Company had net capital of $544,136 which was $538,157 in excess of its required net capital of $5,979 and the Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

The accompanying notes are an integral part of these financial statements.